Filed by:	Energy Future Intermediate Holding Company EFIH Finance Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Energy Future Intermediate Holding Company
Commission File No.: 333-168135

News Release

FOR IMMEDIATE RELEASE

Energy Future Holdings Corp. and

Energy Future Intermediate Holding Company

Announce Results and Expiration of

Exchange Offers

DALLAS – August 13, 2010 – Energy Future Holdings Corp. (“EFH Corp.”), announced the expiration and final results of the offers (the “Exchange Offers”) of its direct, wholly-owned subsidiary, Energy Future Intermediate Holding Company LLC (“EFIH”), and EFIH’s direct, wholly-owned subsidiary, EFIH Finance Inc. (“EFIH Finance” and, together with EFIH, the “Offerors”) to exchange the outstanding 11.250%/12.000% Senior Toggle Notes due 2017 and 10.875% Senior Notes due 2017 of EFH Corp. (collectively, the “Old Notes”) for up to $2.18 billion aggregate principal amount of 10.000% Senior Secured Notes due 2020 to be issued by the Offerors (the “New Senior Secured Notes”) and an aggregate of $500 million in cash. The Exchange Offers expired at midnight, New York City time, on August 12, 2010 (the “Expiration Date”).

1.	Results of Exchange Offers

As of the Expiration Date, a total of $4,473,038,976 aggregate principal amount of outstanding Old Notes, representing approximately 99.58% of the outstanding Old Notes, were validly tendered (and not validly withdrawn) in the Exchange Offers. Of the Old Notes validly tendered (and not validly withdrawn) in the Exchange Offers, the Offerors have accepted for exchange $1,427,737,000 aggregate principal amount of the outstanding 10.875% Senior Notes due 2017 of EFH Corp. (“Old Cash-Pay Notes”) and $2,165,938,000 aggregate principal amount of the outstanding 11.250%/12.000% Senior Toggle Notes due 2017 of EFH Corp. (“Old Toggle Notes”), representing approximately 80.3% of the aggregate principal amount of each of the Old Cash-Pay Notes and Old Toggle Notes validly tendered (and not validly withdrawn) at or prior to the Expiration Date. On the settlement date for the Exchange Offers, which the Offerors expect to be August 17, 2010 (such date, the “Settlement Date”), the Offerors expect to issue $2.18 billion aggregate principal amount of New Senior Secured Notes and $499.7 million in cash in exchange for the Old Notes validly tendered and accepted in the Exchange Offers.

Upon settlement of the Exchange Offers, the holders whose Old Notes are exchanged pursuant to the Exchange Offers will receive, subject to the terms and conditions of the Exchange Offers, the following total consideration payable for each $1,000 principal amount of Old Notes accepted for exchange:

•

in the case of Old Cash-Pay Notes validly tendered at or prior to 5:00 p.m., New York City time, on July 29, 2010 (the “Early Tender Date”) and not validly withdrawn at or prior to the Expiration Date, cash consideration of $146.46 and $638.54 principal amount of New Senior Secured Notes;

•

in the case of Old Toggle Notes validly tendered at or prior to the Early Tender Date and not validly withdrawn at or prior to the Expiration Date, cash consideration of $134.33 and $585.67 principal amount of New Senior Secured Notes;

•

in the case of Old Cash-Pay Notes validly tendered after the Early Tender Date and at or prior to the Expiration Date and not validly withdrawn, $735.00 principal amount of New Senior Secured Notes, and

•	in the case of Old Toggle Notes validly tendered after the Early Tender Date and at or prior to the Expiration Date and not validly withdrawn, $670.00 principal amount of New Senior Secured Notes.

All holders whose Old Cash-Pay Notes have been accepted for exchange will also receive a cash payment of $32.02 per $1,000 principal amount of Old Cash-Pay Notes that have been accepted for exchange, which is an amount equal to the accrued and unpaid interest from the last applicable interest payment date to, but not including, the Settlement Date. Holders whose Old Toggle Notes have been accepted for exchange will not separately receive any accrued and unpaid payment-in-kind interest with respect to their Old Toggle Notes that have been accepted for exchange because the amount of such accrued interest through the Settlement Date was included in determining the consideration offered in the Exchange Offers for the Old Toggle Notes.

2.	Results of the Consent Solicitation

As previously disclosed, in connection with the Exchange Offers, EFH Corp. received the requisite consents from holders of the Old Notes to adopt, and executed a supplemental indenture in connection therewith to effectuate, certain amendments to the indenture that governs the Old Notes. These amendments, among other things, eliminate substantially all of the restrictive covenants related to the Old Notes, eliminate certain events of default, modify covenants regarding mergers and consolidations, and modify or eliminate certain other provisions. The amendments set forth in the supplemental indenture became operative immediately prior to the acceptance for exchange of the Old Notes in accordance with the terms and conditions of the Exchange Offers. A copy of the supplemental indenture was filed as Exhibit 99.1 to EFH Corp.’s current report on Form 8-K, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on July 30, 2010. On the Settlement Date, EFH Corp. will pay each holder, in respect of such holder’s Old Notes as to which consents were validly delivered and not validly revoked, a cash consent payment of $2.50 per $1,000 principal amount of such Old Notes.

3.	Other Information

Citi and Goldman, Sachs & Co. acted as the lead dealer managers in connection with the Exchange Offers, and Banc of America Securities LLC, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc., and Morgan Stanley & Co. Incorporated also acted as dealer managers, in each case, as described in the preliminary prospectus (the “Prospectus”) filed with the SEC on August 2, 2010.

This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

* * *

About EFH Corp.

EFH Corp. is a Dallas-based holding company engaged in competitive and regulated energy market activities, primarily in Texas. Its portfolio of competitive businesses consists primarily of TXU Energy, a retail electricity provider with more than 2 million customers in Texas, and Luminant, which is engaged largely in power generation and related mining activities, wholesale power marketing and energy trading. Luminant has 18,300 MW of generation in Texas, including 2,300 MW fueled by nuclear power and 8,000 MW fueled by coal. Luminant is also the largest purchaser of wind-generated electricity in Texas and fifth largest in the United States. EFH Corp.’s regulated operations consist of Oncor, which operates the largest electricity distribution and transmission system in Texas with more than three million delivery points, 102,000 miles of distribution conductors and 15,000 miles of transmission lines. While EFH Corp. indirectly owns approximately 80 percent of Oncor, the management of Oncor reports to a separate board with a majority of directors that are independent from EFH Corp.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to various risks and uncertainties that could cause actual results to differ materially from management’s current projections, forecasts, estimates and expectations. All statements, other than statements of historical facts, that are included in this press release that address activities, events or developments that EFH Corp. or the Offerors expect or anticipate to occur in the future (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “projection,” “target,” “goal,” “objective,” and “outlook”), are forward-looking statements. Although EFH Corp. and the Offerors believe that in making any such forward-looking statement their expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and is qualified in its entirety by reference to the discussion of risk factors in the Prospectus and EFH Corp.’s and EFIH’s reports filed with the SEC (including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Forward-Looking Statements” contained therein).

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